FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
W	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person Kelleher, Lawrence J.	2. Issuer Name and Ticker or Trading Symbol FPL Group, Inc. (FPL)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
							X	Officer (give title below)	Other (specify below)
(Last) (First) (Middle) FPL Group, Inc. 700 Universe Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year February 11, 2003			(1)
7. Individual or Joint/Group Filing (Check Applicable Line)
(Street) Juno Beach, FL 33408				5. If Amendment, Date of Original (Month/Day/Year)			X	Form filed by One Reporting Person
(City) (State) (Zip)								Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price
Common Stock	- -	- -	- -	- -	- -	- -	- -	711.5680	I	By Thrift Plans Trust
Common Stock	2/11/03	- -	F (2)		1,186	D	$55.11	57,760 (3)	D

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year	4. Trans- action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)    Vice President, Human Resources of FPL Group, Inc.; Senior Vice President, Human Resources and Director of Florida Power & Light Company (subsidiary of Issuer).

(2)    Restricted stock withheld by Issuer to satisfy tax withholding obligation on vesting of restricted stock which was granted on February 11, 2002.

(3)    Receipt of 15,709 shares deferred until Mr. Kelleher's retirement.

DENNIS P. COYLE	February 12, 2003

Signature of Reporting Person	Date